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davidhearth@paulhastings.com

December 2, 2016

VIA EDGAR [CORRESPONDENCE FILING]

United States Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F. Street, N.E.

Washington, D.C. 20549-8626

Attn: Mr. Kenneth Ellington

Re:	Matthews International Funds (File Nos. 033-78960, 811-08510)

Matthews A Share Selections Fund, LLC (File No. 811-22809)

Ladies and Gentlemen:

On behalf of the above-named registrants (the “Registrants”), we provide the responses set forth below to the comments given orally by Mr. Kenneth Ellington of the staff of the Securities and Exchange Commission (the “Staff”) on November 3, 2016 with respect to the annual report filed by each Registrant for the fiscal year ended December 31, 2015 with respect to the various series of the Registrants (the “Funds”).

The Staff’s comments are set forth below in italics for your reference. Page references in the text of this response letter correspond to the page numbers of the applicable annual report. We have consulted with the Registrants in preparing and submitting this response letter.

1.	The Staff noted that various Funds had a concentration of more than 25% of their net assets in a single sector. Please consider whether supplemental principal strategy or risk disclosure is needed in light of that concentration. The following Funds were observed as having such a concentration:

Fund	Percentage	Sector
Matthews Asia Strategic Income Fund	50.4	Financials

Matthews Pacific Tiger Fund	27.5	Financials

Matthews China Fund	38.5	Financials

Matthews India Fund	26.9	Financials

Matthews Japan Fund	25.2	Industrials

Matthews China Small Companies Fund	33.7	Industrials

Matthews ADF-U Series	54.1	Industrials

United States Securities and Exchange Commission

Division of Investment Management

December 2, 2016

Response: Comment accepted. If the above sector concentrations continue through the end of the fiscal year Registrant will add supplemental principal strategy and risk disclosure in the next annual update of the prospectus. Registrant would otherwise add such disclosure for the Matthews ADF-U Series, but the Matthews A Share Selections Fund, LLC has been liquidated.

2.	The prospectus for the Asia Value Fund states that it may hold up to 15% of its net assets in cash and cash equivalents. However, as of December 31, 2015, it held approximately 24% of its next assets in cash. Please explain whether that disclosure is sufficient.

Response: Comment acknowledged. The inception date of that Fund was November 30, 2015, so it had been in operation for only one month at the time of its 24% cash position, and it was still investing its initial cash during a ramp-up period. As of June 30, 2016, that Fund’s cash holdings were approximately 14.8% of its net assets, consistent with the prospectus disclosure.

3.	With respect to the Schedule of Investments for the India Fund on page 61, there is no disclosure stating the percentage of net assets invested in India similar to the Schedule of Investments for other single country funds, such as page 66 for the Japan Fund. Please confirm the applicable percentage and provide that disclosure.

Response: Comment accepted. The next annual report will include a heading under the Schedule of Investments for the Matthews India Fund along the following lines: “Common Equities: India:        %.”

4.	The Notes to Financial Statements for Matthews A Share Selections Fund, LLC state in note 1 that the interests are privately offered and sold, and state at the end of note 2(C) that they cannot be immediately liquidated. However, there are no disclosures or notations in the Schedules of Investments in the annual report for the applicable investing Funds about those interests being illiquid.

Response: Comment acknowledged. On the liquidation date of September 30, 2016, all underlying securities were liquid and able to be converted into cash proceeds. If the Matthews A Share Selections Fund, LLC was not liquidated, Registrant would have added the requested disclosure.

5.	In the Statements of Investments for various Funds, there is no disclosure about dollar value or percentage of net assets with respect to holdings subject to Rule 144A. Please add that disclosure for those holdings.

Response: Comment accepted. The requested disclosure will be added to future schedules of investments (filed as part of Form N-Q, and annual and semi-annual reports).

6.	For preferred stock shown on a Schedule of Investments, such as appearing on page 15 with respect to the Matthews Asian Growth and Income Fund, please disclose the dividend rate for the stock.

Response: Comment acknowledged. The Schedules of Investments do not refer to a dividend rate for preferred stock because the stock does not have a set coupon rate.

7.

In note 5 (starting on page 187) please confirm that any recoupment of waived fees and reimbursed expenses under the Operating Expenses Agreement would be effected only to the extent that the recoupment would not cause the applicable Fund’s expense ratio to exceed the lesser of the expense limitation at the time of the

United States Securities and Exchange Commission

Division of Investment Management

December 2, 2016

waiver and the expense limitation at the time of recoupment. Please also enhance the disclosure in that note to clarify this limit, as set forth in the guidance from the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.

Response: Comment accepted. Registrant confirms that any recoupment of waived fees and reimbursed expenses under the Operating Expenses Agreement would be effected only to the extent that the recoupment would not cause the applicable Fund’s expense ratio to exceed the lesser of the expense limitation at the time of the waiver and the expense limitation at the time of recoupment. Registrant will also enhance the disclosure in that note in the next annual report.

8.	In note 5 (on page 144), although cross trades are disclosed, certain additional quantitative information required by FASB Accounting Standards Codification (ASC), Related Party Disclosures, 850-10-50, is missing and should be included.

Response: Comment accepted. Registrant has not previously included the disclosure because in the past it was immaterial. The requested disclosure will be added to the next annual report, however, because the amount of these transactions may increase.

9.	In the annual report for the Matthews A Share Selections Fund, LLC, please add a statement that the statement of additional information provides additional information about the directors, and is available without charge and upon request, and a toll-free or collect phone number to request a copy, as required by Item 27(b)(6).

Response: Comment acknowledged. Registrant would otherwise add that disclosure, but the Matthews A Share Selections Fund, LLC has been liquidated.

Please direct any further comments or questions regarding this response letter to the undersigned at (415) 856-7007.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

PAUL HASTINGS LLP

cc:	Matthews International Capital Management, LLC